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                                          Filing Company:  Cardiac Science, Inc.

                                       Subject Companies:  Cardiac Science, Inc.
                                    (File No. for Related Registration Statement
                                     333-64386), and Artema Medical AB (File No.
                                   for Related Registration Statement 333-60308)

                                This communication is filed pursuant to Rule 425
                                 under the Securities Act of 1933, and is deemed
                               filed pursuant to Rule 14a-6 under the Securities
                                                            Exchange Act of 1934

           Clarification of Dow Jones Newswire Release dated 8-28-01

     A recent Dow Jones Newswire Release dated 8-28-01 stated that the SEC "gave its blessing" to our proxy statement in connection with the Survivalink acquisition, among other things. We would like to clarify that neither the SEC nor any state securities commission has approved or disapproved any Cardiac Science filings, nor determined whether they are accurate or adequate. For us to represent to the contrary would be unlawful.

     We would also like to clarify the statement in the Release that, based on a recent report, "Survivalink held about a fifth of the [U.S., European, and Japanese] market in 1999." In 2000, Frost & Sullivan released its Report on "The U.S., European and Japanese External Defibrillation (PAD) Market." This report indicated that the respective market shares, based on revenues from sales of defibrillators, of the three leading companies in the combined U.S. and European Public Access Defibrillation (PAD) Market were:

                     ------------------------------------
                     Agilent Technologies           44.0 %
                     ------------------------------------
                     Medtronic Physio-Control       38.3 %
                     ------------------------------------
                     Survivalink Corporation        17.7 %
                     ------------------------------------

     These numbers do not include the Japanese market. The Public Access Defibrillation (PAD) Market constitutes the market for defibrillators that can be used in the community by the broadest number of rescuers (including minimally trained individuals) while maintaining safety and effectiveness.

CARDIAC SCIENCE HAS FILED AN S-4 REGISTRATION STATEMENT AND A PROXY STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE SURVIVALINK ACQUISITION. CARDIAC SCIENCE HAS FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE ARTEMA ACQUISITION. CARDIAC SCIENCE URGES YOU TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the SEC's website at www.sec.gov (http://www.sec.gov) and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA,
Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1
949
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587 0357). Cardiac Science, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cardiac Science's stockholders in connection with the annual meeting of stockholders scheduled for September 21, 2001. Information concerning Cardiac Science's participants in the solicitation is set forth in its Definitive Proxy Statement on Schedule 14A filed with the SEC on August 27, 2001.

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